December 23, 2019

Katherine Bagley,

        Division of Corporation Finance,

                Securities and Exchange Commission,

                        100 F Street, NE,

                                 Washington, DC 20549.

Re:	Overstock.com, Inc. Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed December 16, 2019 File No. 000-49799

Dear Ms. Bagley:

On behalf of our client, Overstock.com, Inc. (the “Company”), we wish to respond to the comments contained in the letter dated December 20, 2019 (the “Comments”), on behalf of the staff (the “Staff”) of the Division of Corporation Finance and the Office of Trade & Services of the Securities and Exchange Commission (the “SEC”), regarding the filing on December 16, 2019 by the Company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the Company’s Amendment No. 1 to the Preliminary Proxy Statement (the “Preliminary Proxy Statement”) with respect to the Company’s Special Meeting of Stockholders (the “Meeting”).

For your convenience, the captions and numbered Comments have been repeated in this letter in bold face and the Company’s responses immediately follow each numbered Comment in regular type. Unless otherwise indicated, references to page numbers are to the page numbers in the Preliminary Proxy Statement.

We have filed today with the SEC via EDGAR Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) in respect of the Meeting, which incorporates the changes made in response to the Staff’s Comments, as well as certain other updated information. Capitalized terms used and not defined herein have the meanings set forth in the Revised Proxy Statement.

Katherine Bagley	-2-

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed December 16, 2019

Background to the Special Meeting of Stockholders, page 3

1.

We note your response to comment 2. With a view to informing shareholders’ understanding of the purpose of the Dividend, please provide as disclosure in your filing your explanation as to how the Dividend will “help the Company achieve its strategic goals with blockchain technology.”

The Company has revised the disclosure on page 4 of the Revised Proxy Statement in response to the Staff’s comment.

Overstock Announces Registration of Dividend, page 3

2.

We note your response to comment 4, but your amended disclosure is not fully responsive to our comment. In our view, the company is required to register the offer and sale of the Dividend because it is a disposition of securities for value. As a result of such registration, the shares will be freely transferable in the hands on non-affiliates, which may provide greater liquidity for the shares. If you wish to retain references to liquidity, please revise your disclosure to state that registration may result in greater liquidity. We believe it is inaccurate to state that you are registering the shares, in part, to provide greater liquidity, when in fact you are registering the shares because you are required to do so under the federal securities laws.

The Company has revised the disclosure on pages 4 and 33 of the Revised Proxy Statement in response to the Staff’s comment.

Alternatives and Outcomes Based on Stockholder Vote, page 5

3.

We note your response to comment 3 and your amended disclosure that “alternative structures could include . . . if there is a sufficient number of authorized shares of Preferred Stock undesignated as to series, the issuance of a new series of Preferred Stock as a dividend or the use of depositary shares, with each depositary share representing a fraction of a share of a new series of Preferred Stock.” Please provide a brief description of how these

Katherine Bagley	-3-

alternatives will “achieve the objectives” of the Dividend. In this regard, we note that your description of these alternatives does not explain how shareholders receiving the alternative securities will receive any benefits related to digital or blockchain enhancements.

Because the proxy statement is still in preliminary form, neither the Company nor its proxy solicitor has engaged in any shareholder solicitation activities. As a result, the Company has not received any shareholder feedback on the Proposals. Without that feedback, it would be mere speculation, unsupported by any factual basis, for the Company to describe a possible alternative structure.

The purpose of this disclosure is to let shareholders know that, depending on the feedback received by the Board on the Proposals, the Board could determine to declare a dividend of a new series of Preferred Stock (or depositary shares representing a fraction of that new series of Preferred Stock) with terms different from the Series A-1 Preferred Stock but consistent with that feedback and the objectives of the Dividend.

Purpose and Effect of the Series A-1 Preferred Proposal, page 6

Purpose and Effect of the Series B Preferred Proposal, page 8

4.

We note your response to comment 5. Assuming that your analysis of Delaware contract interpretation law is correct, please explain how your disclosure that there is a conflict regarding the Board’s ability to unilaterally increase or decrease the number of authorized shares under the Certificates of Designation is consistent with your disclosures that (1) the July 2019 amendments to the Certificates of Designation were not properly authorized and (2) adoption of the Proposals will result in a loss of stockholder voting rights. Alternatively, please revise your disclosure to remove references to such “conflict” and make clear that the Certificates of Designation require stockholder approval to increase or decrease the number of authorized shares thereunder.

The Company has revised the disclosure on pages 7 and 10 of the Revised Proxy Statement in response to the Staff’s comment.

General

5.	We note your response to comment 8. We are unable to agree with your view that the proposed amendments to eliminate the class vote requirements in the

Katherine Bagley	-4-

Certificates of Designation are inextricably intertwined with the other proposed amendments. Based on your disclosure, it appears that the Dividend can be issued as contemplated regardless of whether such class vote requirements are eliminated. In addition, we view such proposed elimination of certain preferred stockholder voting rights as material matters that would substantively affect stockholder rights, rather than as immaterial matters. As such, please unbundle the proposed amendments to eliminate the class vote requirements in the Certificates of Designation from the other proposals so as to allow stockholders to vote on these matters separately.

The Company has revised the disclosure throughout the Revised Proxy Statement to unbundle the proposed amendments to eliminate the class vote requirements in the Series A-1 Certificate of Designation and Series B Certificate of Designation in response to the Staff’s comment.

*    *    *

Katherine Bagley	-5-

If you have additional questions or require any additional information with respect to the Revised Proxy Statement or this letter, please do not hesitate to contact me at (212) 558-3755 or by email (reederr@sullcrom.com) or Cathy Clarkin at (212) 558-4175 or by email (clarkinc@sullcrom.com).

  Yours truly,

  /s/ Robert W. Reeder III

  Robert W. Reeder III

(Enclosure)

cc:

Valian Afshar

Ted Yu

Mara Ransom

(Securities and Exchange Commission)

E. Glen Nickle

Allison Fletcher

(Overstock.com, Inc.)

Alan Konevsky

(tZERO Group, Inc.)

Catherine M. Clarkin

(Sullivan & Cromwell LLP)